May 15, 2006	Bonnie J. Roe
Dir 212 588 5543
broe@dwpv.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Linda Cvrkel

Re:	Centerplate, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 3, 2006
File No. 001-31904
Dear Ms. Cvrkel:
     Set forth below is the Company’s response to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 19, 2006 with respect to the filing captioned above.
Form 10-K for the Fiscal Year Ended January 3, 2006
11.     Demand for Registration, page F-24

1.	We have reviewed your response to our prior comment number 5 in which you explain your rationale for deferring recognition of costs associated with a proposed IDS offering until the fourth quarter of 2005. However, based on your response, we are still unclear as to why the write-off of these costs did not occur prior to the fourth quarter of 2005. As the disclosure in Note 11 to your 2005 financial statements indicates that the Initial Equity Investors exercised their demand registration rights in June 2004, we are unclear as to why a period in excess of a year elapsed, prior to the recognition of these costs. As outlined in SAB Topic 5A, costs incurred in connection with an aborted offering should be expensed. Furthermore, when a delay in excess of 90 days occurs with respect to an offering, it would generally be considered an aborted offering pursuant to SAB Topic 5A. As we note that the Company did not file any registration statements during the period from June 2004 through the date these costs were written off, we do not understand the Company’s rationale or basis for deferring these costs beyond 2004. Please advise or revise as appropriate. As part of your response, you should also explain in detail the specific nature and amounts of the costs whose recognition was deferred until the fourth quarter of 2005. We may have further comment upon receipt of your response.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Linda Cvrkel
May 15, 2006

Company Response
     The Company did not abandon the offering until November 2005, when the Initial Equity Investors, who have the contractual right to compel the Company to effect an offering, finally informed the Company that for various reasons, including weak market conditions, they did not wish to pursue the offering at that time.
     An analysis of the costs that were accrued by the Company in fiscal 2004 reflects steady activity on the part of the Company’s accountants and counsel from July 2004 through December 2004, with amounts between $50,000 and approximately $250,000 incurred in each month except August 2004. Monthly costs were substantially less in 2005, but work on the contemplated offering continued to be done in January, March, April, May, June and August. By the end of 2005, the aggregate amount paid to the Company’s accountants was $0.4 million, while the aggregate amount paid to counsel to the Company and counsel to the Initial Equity Investors was $0.6 million.
     A registration statement on Form S-1 for the offering was prepared over the summer of 2004 and updated thereafter. No filing was made in 2004 because of the complexity of the accounting and other issues surrounding income deposit securities and similar securities (collectively, “IDSs”) being reviewed by the Staff in connection with the large number of registration statements filed by potential issuers of IDSs. Throughout 2004, it appeared better to wait until these novel issues were resolved and the securities covered by the other registration statements had been sold before the Company filed its own registration statement.1 It nonetheless appeared that an opening in the pipeline of IDS offerings would be imminent and so the expectation remained that the draft registration statement would be filed shortly. Thus in December 2004, when it became eligible, the Company converted its draft Form S-1 registration statement into a draft Form S-3 registration statement to simplify the process. The filing of the Company’s draft registration statement was delayed in 2005 to enable the Company to complete its Annual Report on Form 10-K (its first to include an audit of the Company’s internal control over financial reporting) and the refinancing of the Company’s credit facility. Thereafter, the Company’s efforts to file the registration statement were interrupted by various largely unforeseeable events, such as the sudden resignation of the Company’s CEO and the receipt of a highly conditional, unsolicited expression of interest in acquiring the Company. Until November 2005, however, the Initial Equity Investors persisted in their demand that the Company continue working on the registration statement and that the registration statement be filed. In December 2005, counsel representing the Initial Equity Investors submitted its first bill to the Company reflecting time charges on the offering from June 2004 through August 2005.

1 As you know, the Company was the first issuer to have a registration statement covering IDSs become effective, in December 2003. Although many registration statements covering potential IDS offerings for other issuers were filed in 2004, none of these IDS registration statements was declared effective until October 2004, partially due to the many accounting and related issues raised in 2004 with respect to the IDS structure. The Company was informed by parties working on the other contemplated IDS offerings in the second half of 2004 that a resolution of these issues was imminent.

Securities and Exchange Commission
Division of Corporation Finance
Attention: Linda Cvrkel
May 15, 2006

     In conclusion, the Company respectfully submits that it was appropriate to continue to capitalize the offering expenses until the offering was abandoned in November 2005, because the Initial Equity Investors continued to assert their demand to the registration until such date and the Company continued to expect to file the registration statement until it was informed by the Initial Equity Investors that the offering was put on hold.
     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 588-5543 or Rina E. Terán, Associate General Counsel and Corporate Secretary of the Company, at (203) 975-5906. Please direct any future correspondence to Janet L. Steinmayer, President and Chief Executive Officer at 300 First Stamford Place, Floor 4W, Stamford, CT 06902.

Very truly yours,
/s/ Bonnie J. Roe
Bonnie J. Roe

BJR/mdp

cc:	Janet L. Steinmayer
Kenneth R. Frick
Rina E. Terán
Jeannine Beerman
80654

May 15, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Linda Cvrkel

Re:	Centerplate, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended January 3, 2006
File No. 001-31904

Dear Ms. Cvrkel:
     In connection with its response to the comments on the staff of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2006, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CENTERPLATE, INC.
By:	/s/ Rina E. Teran
Rina E. Teran
Associate General Counsel and Corporate Secretary